# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Conn's Inc., CIK 0001223389
CUSIP: 208242107
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 2445 TECHNOLOGY FOREST BLVD, SUITE 800, The Woodlands, Texas (TX), 77381
Date of event which requires filing of this statement: 12/26/2024
Filed by CIK 0001421836
Persons authorized to receive notices and communications: Todd Ferguson, 111 Center St., Little Rock, Arkansas (AR), 72201, 501.377.2000

## Reporting persons
- Stephens Investments Holdings LLC (CIK 0001421836): type of reporting person: other (OO); citizenship or place of organization: Arkansas (AR); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 560,756; shared voting power 0; sole dispositive power 560,756; shared dispositive power 0; aggregate amount beneficially owned 560,756 (2.3% of the class)
  Comment: Ownership percentage based on 24,885,975 shares of Common Stock outstanding as of April 15, 2024, as reported in the Issuer's annual report on Form 10-K filed with the SEC on April 18, 2024.
- Stephens Inc.: type of reporting person: broker-dealer (BD), corporation (CO); citizenship or place of organization: Arkansas (AR); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 82,430; shared voting power 33,775; sole dispositive power 82,430; shared dispositive power 33,775; aggregate amount beneficially owned 116,205 (0.5% of the class)
  Comment: Ownership percentage based on 24,885,975 shares of Common Stock outstanding as of April 15, 2024, as reported in the Issuer's annual report on Form 10-K filed with the SEC on April 18, 2024.
- Harriet C. Stephens Trust: type of reporting person: other (OO); citizenship or place of organization: Arkansas (AR); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 262,852; shared voting power 0; sole dispositive power 262,852; shared dispositive power 0; aggregate amount beneficially owned 262,852 (1.1% of the class)
  Comment: Ownership percentage based on 24,885,975 shares of Common Stock outstanding as of April 15, 2024, as reported in the Issuer's annual report on Form 10-K filed with the SEC on April 18, 2024.
- Curtis F. Bradbury, Jr.: type of reporting person: individual (IN); citizenship or place of organization: Arkansas (AR); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 195,194; shared voting power 0; sole dispositive power 195,194; shared dispositive power 0; aggregate amount beneficially owned 195,194 (0.8% of the class)
  Comment: Shares owned indirectly through Bradbury Holdings LLLP, a limited liability limited partnership owned and controlled by reporting person. Ownership percentage based on 24,885,975 shares of Common Stock outstanding as of April 15, 2024, as reported in the Issuer's annual report on Form 10-K filed with the SEC on April 18, 2024.
- Douglas H. Martin: type of reporting person: individual (IN); citizenship or place of organization: Arkansas (AR); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 177,347; shared voting power 7,139; sole dispositive power 177,347; shared dispositive power 7,139; aggregate amount beneficially owned 184,486 (0.7% of the class)
  Comment: Aggregate amount includes 130,270 shares owned by Douglas H. Martin Trust UID 4-18-2014, as to which Mr. Martin, as sole Trustee of the trusts, has sole voting power and sole dispositive power. Also includes 7,139 shares owned by Mr. Martin's children as to which Mr. Martin has shared voting and dispositive power pursuant to powers of attorney. Also includes 47,077 shares owned through a Roth IRA account as to which Mr. Martin has sole voting and dispositive power. Ownership percentage based on 24,885,975 shares of Common Stock outstanding as of April 15, 2024, as reported in the Issuer's annual report on Form 10-K filed with the SEC on April 18, 2024.
- Warren A. Stephens: type of reporting person: individual (IN); citizenship or place of organization: Arkansas (AR); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 1,674,791; shared voting power 708,413; sole dispositive power 1,674,791; shared dispositive power 708,413; aggregate amount beneficially owned 2,383,204 (9.6% of the class)
  Comment: Aggregate amount includes 560,756 shares owned by Stephens Investments Holdings LLC as to which Mr. Stephens, as Manager of the LLC, may be deemed to have sole voting power and sole dispositive power. Also includes 82,430 shares owned by Stephens Inc. as to which Mr. Stephens, as President of Stephens Inc., may be deemed to have sole voting power and sole dispositive power, and 33,775 shares held in discretionary trading accounts on behalf of clients of Stephens Inc. as to which Mr. Stephens, as President of Stephens Inc., may be deemed to have shared voting power and shared dispositive power. Also includes 285,000 shares owned by Warren A. Stephens Roth IRA. Also includes 262,852 shares owned by Harriet C. Stephens Trust, 143,334 shares owned by Laura Whitaker Stephens Family Trust One, and 257,452 shares owned by Laura Whitaker Stephens WAS Family Trust Five, as to which Harriet C. Stephens is Trustee of the trusts and as to which Mr. Stephens may be deemed to have shared voting and dispositive power with Ms. Stephens. Also includes 11,000 shares owned by Harriet and Warren Stephens Family Foundation as to which Mr. Stephens, as co-trustee, may be deemed to have shared voting power and shared dispositive power with Ms. Stephens. Also includes 746,605 shares owned by Warren A. Stephens Trust UID 9/30/87 for which Mr. Stephens is sole trustee. Ownership percentage based on 24,885,975 shares of Common Stock outstanding as of April 15, 2024, as reported in the Issuer's annual report on Form 10-K filed with the SEC on April 18, 2024.
- Harriet C. Stephens: type of reporting person: individual (IN); citizenship or place of organization: Arkansas (AR); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 674,638; shared voting power 0; sole dispositive power 674,638; shared dispositive power 0; aggregate amount beneficially owned 674,638 (2.7% of the class)
  Comment: Aggregate amount includes 262,852 shares owned by Harriet C. Stephens Trust, 143,334 shares owned by Laura Whitaker Stephens Family Trust One, and 257,452 shares owned by Laura Whitaker Stephens Family Trust Five, for which Harriet C. Stephens is Trustee and as to which Ms. Stephens may be deemed to have shared voting and dispositive power with Warren Stephens. Also includes 11,000 shares owned by Harriet and Warren Stephens Family Foundation for which Ms. Stephens, as co-trustee, may be deemed to have shared voting power and shared dispositive power with Mr. Stephens. Ownership percentage based on 24,885,975 shares of Common Stock outstanding as of April 15, 2024, as reported in the Issuer's annual report on Form 10-K filed with the SEC on April 18, 2024.
- Harriet and Warren Stephens Family Foundation: type of reporting person: other (OO); citizenship or place of organization: Arkansas (AR); source of funds: personal funds (PF); sole voting power 11,000; shared voting power 0; sole dispositive power 11,000; shared dispositive power 0; aggregate amount beneficially owned 11,000 (0% of the class)
  Comment: Ownership percentage based on 24,885,975 shares of Common Stock outstanding as of April 15, 2024, as reported in the Issuer's annual report on Form 10-K filed with the SEC on April 18, 2024.
- Miles A. Stephens WAS Grantor Trust: type of reporting person: other (OO); citizenship or place of organization: Arkansas (AR); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 128,450; shared voting power 0; sole dispositive power 128,450; shared dispositive power 0; aggregate amount beneficially owned 128,450 (0.5% of the class)
  Comment: Ownership percentage based on 24,885,975 shares of Common Stock outstanding as of April 15, 2024, as reported in the Issuer's annual report on Form 10-K filed with the SEC on April 18, 2024.
- John C. Stephens WAS Grantor Trust: type of reporting person: other (OO); citizenship or place of organization: Arkansas (AR); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 128,450; shared voting power 0; sole dispositive power 128,450; shared dispositive power 0; aggregate amount beneficially owned 128,450 (0% of the class)
- Laura W. Stephens WAS Grantor Trust: type of reporting person: other (OO); citizenship or place of organization: Arkansas (AR); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 128,450; shared voting power 0; sole dispositive power 128,450; shared dispositive power 0; aggregate amount beneficially owned 128,450 (0.5% of the class)
  Comment: Ownership percentage based on 24,885,975 shares of Common Stock outstanding as of April 15, 2024, as reported in the Issuer's annual report on Form 10-K filed with the SEC on April 18, 2024.
- Paula W. & John P. Calhoun Family Trust - JCS: type of reporting person: other (OO); citizenship or place of organization: Arkansas (AR); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 113,734; shared voting power 0; sole dispositive power 113,734; shared dispositive power 0; aggregate amount beneficially owned 113,734 (0.5% of the class)
  Comment: Ownership percentage based on 24,885,975 shares of Common Stock outstanding as of April 15, 2024, as reported in the Issuer's annual report on Form 10-K filed with the SEC on April 18, 2024.
- Paula W. & John P. Calhoun Family Trust - LWS: type of reporting person: other (OO); citizenship or place of organization: Arkansas (AR); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 113,734; shared voting power 0; sole dispositive power 113,734; shared dispositive power 0; aggregate amount beneficially owned 113,734 (0.5% of the class)
  Comment: Ownership percentage based on 24,885,975 shares of Common Stock outstanding as of April 15, 2024, as reported in the Issuer's annual report on Form 10-K filed with the SEC on April 18, 2024.
- Warren Miles Amerine Stephens: type of reporting person: individual (IN); citizenship or place of organization: Arkansas (AR); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 997,960; shared voting power 227,468; sole dispositive power 997,960; shared dispositive power 227,468; aggregate amount beneficially owned 1,225,428 (4.9% of the class)
  Comment: Aggregate amount includes 231,117 shares owned by Miles Stephens WHCT Trust, 128,450 shares owned by Miles A. Stephens WAS Grantor Trust, 22,619 shares owned by Warren Miles Amerine Stephens 2012 Trust, and 615,774 shares owned by Warren Miles Amerine Stephens Revocable Trust, for which Warren Miles Amerine Stephens serves as sole trustee and as to which he has sole voting and dispositive power. Also includes 113,734 shares owned by each of Paula W. & John P. Calhoun Family Trust - JCS, and Paula W. & John P. Calhoun Family Trust - LWS, for which Warren Miles Amerine Stephens, John Calhoun Stephens, and Laura Whitaker Stephens serve as co-trustees and as to which Warren Miles Amerine Stephens has shared voting and dispositive power. Ownership percentage based on 24,885,975 shares of Common Stock outstanding as of April 15, 2024, as reported in the Issuer's annual report on Form 10-K filed with the SEC on April 18, 2024.
- John Calhoun Stephens: type of reporting person: individual (IN); citizenship or place of organization: Arkansas (AR); source of funds: personal funds (PF); sole voting power 861,607; shared voting power 227,468; sole dispositive power 861,607; shared dispositive power 227,468; aggregate amount beneficially owned 1,089,075 (4.4% of the class)
  Comment: Aggregate amount includes 101,257 shares owned by John Calhoun Stephens Revocable Trust, 231,117 shares owned by John Calhoun Stephens WHCT Trust, 128,450 shares owned by John C. Stephens WAS Grantor Trust, 143,333 shares owned by John Calhoun Stephens WAS Family Trust One, and 257,450 shares owned by John Calhoun Stephens WAS Family Trust Five, for which John Calhoun Stephens serves as sole trustee and has sole voting and dispositive power. Also includes 113,734 shares owned by each of Paula W. & John P. Calhoun Family Trust - JCS and Paula W. & John P. Calhoun Family Trust - LWS for which Warren Miles Amerine Stephens, John Calhoun Stephens, and Laura Whitaker Stephens serve as co-trustees and as to which John Calhoun Stephens has shared voting and dispositive power. Ownership percentage based on 24,885,975 shares of Common Stock outstanding as of April 15, 2024, as reported in the Issuer's annual report on Form 10-K filed with the SEC on April 18, 2024.
- Laura Whitaker Stephens: type of reporting person: individual (IN); citizenship or place of organization: Arkansas (AR); source of funds: personal funds (PF); sole voting power 460,787; shared voting power 227,468; sole dispositive power 460,787; shared dispositive power 227,468; aggregate amount beneficially owned 688,255 (2.8% of the class)
  Comment: Aggregate amount includes 101,257 shares owned by Laura Whitaker Stephens Revocable Trust, 128,450 shares owned by Laura W. Stephens WAS Grantor Trust, and 231,080 shares owned by Laura Whitaker Stephens WHCT Trust for which Laura Whitaker Stephens serves as sole trustee and as to which she has sole voting and dispositive power. Also includes 113,734 shares owned by each of Paula W. & John P. Calhoun Family Trust - JCS and Paula W. & John P. Calhoun Family Trust - LWS for which Warren Miles Amerine Stephens, John Calhoun Stephens, and Laura Whitaker Stephens serve as co-trustees and as to which Laura Whitaker Stephens has shared voting and dispositive power. Ownership percentage based on 24,885,975 shares of Common Stock outstanding as of April 15, 2024, as reported in the Issuer's annual report on Form 10-K filed with the SEC on April 18, 2024.
- John Calhoun Stephens Family Trust One: type of reporting person: individual (IN); citizenship or place of organization: Arkansas (AR); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 143,333; shared voting power 0; sole dispositive power 143,333; shared dispositive power 0; aggregate amount beneficially owned 143,333 (0.6% of the class)
  Comment: Ownership percentage based on 24,885,975 shares of Common Stock outstanding as of April 15, 2024, as reported in the Issuer's annual report on Form 10-K filed with the SEC on April 18, 2024.
- Laura Whitaker Stephens Family Trust One: type of reporting person: other (OO); citizenship or place of organization: Arkansas (AR); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 143,333; shared voting power 0; sole dispositive power 143,333; shared dispositive power 0; aggregate amount beneficially owned 143,333 (0.6% of the class)
  Comment: Ownership percentage based on 24,885,975 shares of Common Stock outstanding as of April 15, 2024, as reported in the Issuer's annual report on Form 10-K filed with the SEC on April 18, 2024.
- Warren A. Stephens Trust: type of reporting person: other (OO); citizenship or place of organization: Arkansas (AR); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 746,605; shared voting power 0; sole dispositive power 746,605; shared dispositive power 0; aggregate amount beneficially owned 746,605 (3% of the class)
  Comment: Ownership percentage based on 24,885,975 shares of Common Stock outstanding as of April 15, 2024, as reported in the Issuer's annual report on Form 10-K filed with the SEC on April 18, 2024.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Conn's Inc.
Address of issuer's principal executive offices: 2445 TECHNOLOGY FOREST BLVD, SUITE 800, The Woodlands, Texas (TX), 77381
Comment: This Schedule 13D is intended to serve as Amendment No. 27 to the joint statement on Schedule 13D filed by the reporting persons with respect to the Common Stock, par value $.01 per share (the "Common Stock"), of Conn's Inc., a Delaware corporation (the "Issuer"). This Amendment No. 27 amends and supplements (i) the statement originally filed on December 18, 2003 with the Securities and Exchange Commission (the "Commission") by the reporting persons, (ii) Amendment No. 1 to the statement filed on June 2, 2004 with the Commission by the reporting persons, (iii) Amendment No. 2 to the statement filed on September 17, 2007 with the Commission by the reporting persons, (iv) Amendment No. 3 to the statement filed on February 1, 2008 with the Commission by the reporting persons, (v) Amendment No. 4 to the statement filed on October 8, 2008 with the Commission by the reporting persons, (vi) Amendment No. 5 to the statement filed on November 18, 2009 with the Commission by the reporting persons, (vii) Amendment No. 6 to the statement filed on October 22, 2010 with the Commission by the reporting persons, (viii) Amendment No. 7 to the statement filed on November 9, 2010 with the Commission by the reporting persons, (ix) Amendment No. 8 to the statement filed on December 15, 2010 with the Commission by the reporting persons, (x) Amendment No. 9 to the statement filed on January 13, 2012 with the Commission by the reporting persons, (xi) Amendment No. 10 to the statement filed on April 23, 2012 with the Commission by the reporting persons, (xii) Amendment No. 11 to the statement filed on December 12, 2012 with the Commission by the reporting persons, (xiii) Amendment No. 12 to the statement filed on January 10, 2013 with the Commission by the reporting persons, (xiv) Amendment No. 13 to the statement filed on December 10, 2013 with the Commission by the reporting persons, (xv) Amendment No. 14 to the statement filed on February 29, 2016 with the Commission by the reporting persons, (xvi) Amendment No. 15 to the statement filed on March 21, 2016 with the Commission by the reporting persons, (xvii) Amendment No. 16 to the statement filed on April 8, 2016 with the Commission by the reporting persons, (xviii) Amendment No. 17 to the statement filed on July 20, 2016 with the Commission by the reporting persons, (xix) Amendment No. 18 to the statement filed on September 26, 2016, (xx) Amendment No. 19 to the statement filed on January 7, 2019, (xxi) Amendment No. 20 to the statement filed on May 13, 2019, (xxii) Amendment No. 21 to the statement filed on February 10, 2020, (xxiii) Amendment No. 22 to the statement filed on January 8, 2021, (xxiv) Amendment No. 23 to the statement filed on February 8, 2021, (xxv) Amendment No. 24 to the statement filed on December 6, 2021, (xxvi) Amendment No. 25 to the statement filed on February 2, 2024, and (xxvii) Amendment No. 26 to the statement filed on May 29, 2024 (collectively, the "Prior Filings" and collectively with this Amendment No. 27, this "Statement"). Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed thereto in the Prior Filings. Except as set forth below, there are no changes to the Prior Filings.

## Item 2. Identity and Background
Name of person filing: Item 2(a) of the Statement is hereby amended and supplemented as follows: See responses to row 1 on the cover pages of this Amendment No. 27.
Residence or business address: Item 2(b) of the Statement is hereby amended and supplemented as follows: The business address of each of the reporting persons is 111 Center Street, Little Rock, Arkansas 72201.
Present principal occupation or employment: Item 2(c) of the Statement is hereby amended and supplemented as follows: The present principal business of Stephens Investments Holdings LLC, Harriet C. Stephens Trust, Miles A. Stephens WAS Grantor Trust, John C. Stephens WAS Grantor Trust, Laura W. Stephens WAS Grantor Trust, Paula W. & John P. Calhoun Family Trust -JCS, Paula W. & John P. Calhoun Family Trust - LWS, John Calhoun Stephens Family Trust One, Laura Whitaker Stephens Family Trust One, and Warren A. Stephens Trust is owning investments in various companies. The present principal business of Stephens Inc. is operating as a broker dealer and registered investment advisor. The present principal business of Harriet and Warren Stephens Family Foundation is operating as a charitable foundation. Curtis F. Bradbury, Jr. is Vice Chairman of Stephens Inc. Douglas H. Martin is Senior Managing Director of Stephens Capital Partners. Warren A. Stephens is Chairman, President, and Chief Executive Officer of Stephens Inc. Harriet C. Stephens serves as trustee of various family trusts.
Criminal convictions in the last five years: Item 2(d) of the Statement is hereby amended and supplemented as follows: None of the reporting persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Item 2(e) of the Statement is hereby amended and supplemented as follows: None of the reporting persons was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Arkansas

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 3 of the Prior Filings is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction: Item 4 of the Statement is hereby amended and supplemented as follows: On December 26, 2024, (i) Warren A. Stephens Trust received a transfer, in a private transaction for no consideration, of 300,000 shares of the Common Stock from WAS Family Trust Eight, and (ii) Warren Miles Amerine Stephens transferred, in a private transaction for no consideration, 615,774 of the Common Stock from WMAS GRAT Three to Warren Miles Amerine Stephens Revocable Trust. On December 27, 2024, Douglas H. Martin transferred, in a private transaction for no consideration, 75,000 shares of the Common Stock from Martin Family December 2023 Trust to Douglas H. Martin Trust. The foregoing transfers were conducted in connection with estate plans.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Item 5(a) of the Statement is hereby amended and supplemented as follows: See responses to rows 11 and 13, and comments to row 14, on the cover pages of this Amendment No. 27.
Number of shares as to which each person has sole or shared power to vote or dispose: Item 5(b) of the Statement is hereby amended and supplemented as follows: See responses to rows 7, 8, 9, and 10, and comments to row 14, on the cover pages of this Amendment No. 27.
Transactions in the class effected during the past sixty days: Item 5(c) of the Statement is hereby amended and supplemented as follows: The information provided in Item 4 of this Amendment No. 27 is incorporated by reference herein.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Item 5(e) of the Statement is hereby amended and supplemented as follows: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 6 of the Prior Filings is incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Item 7 of the Statement is hereby amended to add the following: Exhibit No. 1: Agreement to file joint Schedule 13D.

## Signatures
- Stephens Investments Holdings LLC: /s/ Todd Ferguson, Todd Ferguson, attorney in fact for reporting person (12/30/2024)
- Stephens Inc.: /s/ Todd Ferguson, Senior Vice President (12/30/2024)
- Harriet C. Stephens Trust: /s/ Todd Ferguson, Todd Ferguson, attorney in fact for reporting person (12/30/2024)
- Curtis F. Bradbury, Jr.: /s/ Todd Ferguson, Todd Ferguson, attorney in fact for reporting person (12/30/2024)
- Douglas H. Martin: /s/ Todd Ferguson, Todd Ferguson, attorney in fact for reporting person (12/30/2024)
- Warren A. Stephens: /s/ Todd Ferguson, Todd Ferguson, attorney in fact for reporting person (12/30/2024)
- Harriet C. Stephens: /s/ Todd Ferguson, Todd Ferguson, attorney in fact for reporting person (12/30/2024)
- Harriet and Warren Stephens Family Foundation: /s/ Todd Ferguson, Todd Ferguson, attorney in fact for reporting person (12/30/2024)
- Miles A. Stephens WAS Grantor Trust: /s/ Todd Ferguson, Todd Ferguson, attorney in fact for reporting person (12/30/2024)
- John C. Stephens WAS Grantor Trust: /s/ Todd Ferguson, Todd Ferguson, attorney in fact for reporting person (12/30/2024)
- Laura W. Stephens WAS Grantor Trust: /s/ Todd Ferguson, Todd Ferguson, attorney in fact for reporting person (12/30/2024)
- Paula W. & John P. Calhoun Family Trust - JCS: /s/ Todd Ferguson, Todd Ferguson, attorney in fact for reporting person (12/30/2024)
- Paula W. & John P. Calhoun Family Trust - LWS: /s/ Todd Ferguson, Todd Ferguson, attorney in fact for reporting person (12/30/2024)
- Warren Miles Amerine Stephens: /s/ Todd Ferguson, Todd Ferguson, attorney in fact for reporting person (12/30/2024)
- John Calhoun Stephens: /s/ Todd Ferguson, Todd Ferguson, attorney in fact for reporting person (12/30/2024)
- Laura Whitaker Stephens: /s/ Todd Ferguson, Todd Ferguson, attorney in fact for reporting person (12/30/2024)
- John Calhoun Stephens Family Trust One: /s/ Todd Ferguson, Todd Ferguson, attorney in fact for reporting person (12/30/2024)
- Laura Whitaker Stephens Family Trust One: /s/ Todd Ferguson, Todd Ferguson, attorney in fact for reporting person (12/30/2024)
- Warren A. Stephens Trust: /s/ Todd Ferguson, Todd Ferguson, attorney in fact for reporting person (12/30/2024)